September 15, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 4720

Mr. Andrew S. Lerner
Chief Executive Officer and Director
Inter-Atlantic Financial, Inc.
400 Madison Ave.
New York, NY 10017

> **Re: Inter-Atlantic Financial, Inc.**
> **Preliminary Proxy Statement Filed on Schedule 14A**
> **Filed on August 28, 2009**
> **File No.: 001-33721**

Dear Mr. Lerner:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Proxy Statement</u>

<u>General</u>

1. Please withdraw your August 28, 2009 filing tagged as a PRE 14A.

Patriot Risk Management, Inc. and Its Wholly-Owned Subsidiaries

Notes to Consolidated Financial Statements

(5) Business Process Outsourcing Agreement with Another Insurance Company, page F-16

2. Here and throughout the filing, you disclose your agreement with another insurance company to gain access to workman's compensation insurance business in certain additional states. You state elsewhere in the filing that this relationship includes a fronting arrangement, where Patriot assumes a portion of the underwriting risk. We believe your disclosure related to this new arrangement could be improved. Please disclose the terms of this arrangement including the following in revised disclosure:

    - clarify what portion of risk Patriot assumes,
    - if any collateral is given by Patriot in connection with the fronting arrangement,
    - if fronting fees are paid by Patriot and, if so, how they are accounted,
    - if the costs related to the fronting policies are reimbursable and, if so, how are these reimbursed costs accounted, and
    - where Patriot's portion of the premiums and expenses related to this agreement are classified in the financial statements.

    Please clarify the purpose of presenting gross written premiums produced for the other insurance company. Please confirm that you are not including premiums managed in your financial statements.

Closing Comments

As appropriate, please amend the Schedule 14A and respond to these comments. Detailed letters greatly facilitate our review. Please furnish a letter that keys your response to our comments. In addition, please also note the location of any material changes made in the proxy statement for reasons other than in response to specific staff comments. Electronically file the letter that responds to each staff comment and notes the location in the text of the revised proxy materials of the corresponding revisions. Identify the electronic letter response with a correspondence header tag. Revised proxy materials should be marked to indicate any changes. Note also the requirements of Rule 310 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions with respect to the foregoing comments and your proxy materials to Rose Zukin at (202) 551-3239 or, in her absence, to Suzanne Hayes, Branch Chief, at (202) 551-3675. Do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeff Riedler
Assistant Director

cc: William N. Haddad
        DLA Piper LLP (US)
        1251 Avenue of the Americas, 27th Floor
        New York, NY 10020-1104